

November 23, 2011

<u>Via Facsimile</u>
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Pre-effective Amendment 11 to Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note your response to prior comment one from our letter dated September 27, 2011; however, it does not appear that you were completely responsive to our comment. Please address the following items:

   - Provide us your analysis of how you determined that the acquisition of the assets does not constitute a business. Please tell us what consideration you have given to the fact that these assets have generated revenue. In addition, your analysis should contemplate the input, process, and output elements of a business as well as other criteria found in ASC 805-10-55-4 through 55-9.

   - In the third paragraph under the first bullet of your response to prior comment one, you stated that "Auscrete and Auscrete of Oregon are both under my control." In light of your statement, please tell us your consideration of the guidance provided in FASB ASC 805-50-30-5.

   - Please tell us the reason why the values assigned to Auscrete of Oregon's equipment on page 16 has changed from your previous submission.

   - Please tell us and disclose how you have determined that $750,000 is representative of the fair value of the equipment and if, or how, you have considered the impact of depreciation between the initial purchase date of the equipment and the present period in your fair value determination. Tell us and disclose the current carrying value of such equipment. Note that fair value should contemplate the price an unrelated third party would be willing to pay for the equipment, and this amount may not necessarily include development costs.

- Given that the assets are controlled by Mr. Sprovieri, who is your shareholder, please revise your registration statement to disclose and discuss why you are raising funds to purchase these assets since the assets could be transferred from Auscrete of Oregon to you with no consideration given.

Exhibit 23.1

2. Please revise your registration statement to provide an updated consent from your auditors.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

       You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

       Very truly yours,

       /s/ Pamela A. Long

       Pamela A. Long
       Assistant Director

cc: Via U.S. Mail
       Luc Nguyen, Esq.
       1192 Draper Parkway, #244
       Draper, UT 84020